Contact

www.linkedin.com/in/mary-c-462b87236 (LinkedIn)

Top Skills

Commercial Real Estate

Real Estate Transactions

Business Strategy

Mary C.

Asset Manager at Perona Partnership, Ltd

Plano, Texas, United States

Experience

Perona Partnership, Ltd
Asset Manager
January 2012 - Present (11 years 7 months)

Private Family Office Real Estate Investment
Asset Management Intern
January 2009 - December 2011 (3 years)
Plano, TX

I learned all aspects of this small family business. I became proficient at bookkeeping and using Quickbooks while also learning deeper strategies for overseeing property management, making value-ad decisions, making properties more valuable, and deciding when to buy and sell. This led to the formation of my Asset Management position at Perona Partnership, Ltd.

Stagsporthorses, Ltd
Owner and Founder
March 2006 - December 2008 (2 years 10 months)
Flower Mound, Texas, United States

Bought and trained young horses to be sold. Made 100% profit in 15 months.

JSC Realty & Investment
Associate
January 2005 - April 2006 (1 year 4 months)
Dallas, TX

Acquired clients through cold calling on the phone and in person. I worked hard to canvas my submarket and find the best opportunities for tenants looking for new space or needing to sublease their space.

First Industrial Realty Trust
Data Analyst
October 2004 - December 2004 (3 months)
Addison, Texas, United States

I was recruited here to be on the investment team, but to begin as an intern/ analyst. Corporate however, did not open up more positions; and I went to work full-time at JSC.

NAI Stoneleigh
Student Intern
September 2003 - April 2004 (8 months)
Dallas, Texas, United States

I obtained my Texas real estate license and interned under successful principal Trey Fricke. I did lots of cold calling and assisting with meeting clients at prospective properties. I also procured a purchase transaction during that experience.

_____

Education

Southern Methodist University
B.S.F.A and B.A., Economics and International Studies · (August 1999 - May 2004)